

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Mr. Steven N. Bronson
Chairman and Chief Executive Officer
BKF Capital Group, Inc.
225 N.E. Mizner Boulevard, Suite 400
Boca Raton, Florida 33432

> **Re:** **Qualstar Corporation**
> **Schedule TO-T filed by BKF Capital Group, Inc. and Steven N. Bronson**
> **Filed on January 30, 2013**
> **File No. 005-61195**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the offerors currently own approximately 18.7% of the outstanding shares, and, if the tender offer is fully subscribed, will own approximately 43.2% of the outstanding shares. Please provide your analysis as to the applicability of Rule 13e-3 to this transaction. Refer to Rule 13e-3(a)(3)(i)(A) and (B).

How will I receive the consideration if I tender my shares for purchase in the Offer?, page 3

2. Rule 14e-1(c) requires that you make payment promptly upon expiration of the offer. Furthermore, all conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise this section accordingly.

Section 11.   Certain Information Concerning the Purchaser and Mr. Bronson, page 17

3.   Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A with respect to BKF Capital Group, Inc.

Section 13.   Conditions of the Offer, page 18

4.   The tender offer can be subject only to conditions that are based on objective criteria. Please revise the condition appearing in the fourth bullet point in subparagraph (a) to conform to this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Abbe L. Dienstag, Esq.
        Kramer Levin Naftalis & Frankel LLP